Chapman and Cutler LLP
                             111 West Monroe Street
                             Chicago, Illinois 60603


                                  May 27, 2016


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 1461
                      Cash Flow Kings Portfolio, Series 1
                       File Nos. 333-210754 and 811-03763
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Dear Mr. Bartz:

     This letter is in response to your comment letter dated May 9, 2016 regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1461, filed on April 14, 2016, with the Securities and Exchange Commission (the "Commission"). The registration statement proposes to offer the Cash Flow Kings Portfolio, Series 1 (the "Trust").

PROSPECTUS

Investment Summary -- Principal Investment Strategy

     1. Since the name of the Trust includes the phrase "Cash Flow Kings," please define "Cash Flow Kings" in this section, e.g., companies that are in the top 10% of the S&P 500 Index in terms of free cash flow yield. Also, please provide a policy to invest at least 80% of the value of the Trust's assets in securities meeting this definition. See Rule 35d-1(a)(2)(i) under the Investment Company Act of 1940.

     Also, the second sentence of this section states that the sponsor believes that a portfolio of "reasonably priced companies" that generate attractive cash flow may represent a positive addition to a portfolio. Please define "reasonably priced companies" in this section, e.g., companies that have a price/earnings to growth (PEG) ratio of 1 or less.

     Response: The disclosure has been revised as requested.

Investment Summary -- Principal Risks

     2. Please provide a principal risk in this section that the Trust's security selection methodology may not perform as planned.

     Response: The disclosure has been revised as requested.

     We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                       By /s/ Morrison C. Warren
                                                       -------------------------
                                                              Morrison C. Warren